

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

<u>Via E-mail</u>
Peter Coker
President
Middlesex, Inc.
100 Europa Drive
Suite 455
Chapel Hill, NC 27517

   Re: Middlesex, Inc.
      Form 10
      Filed July 13, 2012
      File No. 000-54764

Dear Mr. Coker:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Michael R. Clampitt

           Michael Clampitt
           Senior Counsel